                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------
                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)/1/

                      ECHOSTAR COMMUNICATIONS CORPORATION
         -------------------------------------------------------------
                               (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                  282-762-109
                                  -----------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
                                --------------
                                with copies to:

                            Joel I. Papernik, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 30, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box    [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                        (Continued on following pages)

                              Page 1 of 17 pages.

-------------------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The News Corporation Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     South Australia, Australia
--------------------------------------------------------------------------------
   Number of            7   SOLE VOTING POWER
    Shares                  24,030,000
 Beneficially           --------------------------------------------------------
   Owned by             8   SHARED VOTING POWER
     Each                   -0-
   Reporting            --------------------------------------------------------
  Person with           9   SOLE DISPOSITIVE POWER
                            24,030,000
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,030,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.1%/1/
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------
-------------------------
/1/Based on 15,268,768 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Echostar Communications Corporation ("Echostar") outstanding on November 30, 1998, together with the issuance to American Sky Broadcasting, L.L.C. ("ASkyB") (or a wholly owned subsidiary of the News Corporation Limited ("News Corporation") designated by ASkyB) of 24,030,000 shares of Class A Common Stock to be issued to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 5,970,000 shares of Class A Common Stock to be issued to MCI Telecommunications Corporation pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 53.1%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 32.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, upon issuance of the Shares, the Reporting Persons (as hereinafter defined) will beneficially own equity securities of EchoStar representing approximately 6.9% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     K. Rupert Murdoch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
   Number of            7   SOLE VOTING POWER
    Shares                  24,030,000
 Beneficially           --------------------------------------------------------
   Owned by             8   SHARED VOTING POWER
     Each                   -0-
   Reporting            --------------------------------------------------------
  Person with           9   SOLE DISPOSITIVE POWER
                            24,030,000
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,030,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.1%/1/
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

-------------------------

/1/Based on 15,268,768 shares of Class A Common Stock of Echostar outstanding on November 30, 1998, together with the issuance to ASkyB (or a wholly owned subsidiary of News Corporation designated by ASkyB) of 24,030,000 shares of Class A Common Stock to be issued to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 5,970,000 shares of Class A Common Stock to be issued to MCI Telecommunications Corporation pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 53.1%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 32.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, upon issuance of the Shares, the Reporting Persons will beneficially own equity securities of EchoStar representing approximately 6.9% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     News America Incorporated/13-3249610
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, U.S.A.
--------------------------------------------------------------------------------
   Number of            7   SOLE VOTING POWER
    Shares                  24,030,000
 Beneficially           --------------------------------------------------------
   Owned by             8   SHARED VOTING POWER
     Each                   -0-
   Reporting            --------------------------------------------------------
  Person with           9   SOLE DISPOSITIVE POWER
                            24,030,000
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,030,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.1%/1/
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

-------------------------

/1/Based on 15,268,768 shares of Class A Common Stock of Echostar outstanding on November 30, 1998, together with the issuance to ASkyB (or a wholly owned subsidiary of News Corporation designated by ASkyB) of 24,030,000 shares of Class A Common Stock to be issued to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 5,970,000 shares of Class A Common Stock to be issued to MCI Telecommunications Corporation pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 53.1%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 32.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, upon issuance of the Shares, the Reporting Persons will beneficially own equity securities of EchoStar representing approximately 6.9% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS American Sky Broadcasting, L.L.C./13-3911831
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware, U.S.A.
--------------------------------------------------------------------------------
   Number of            7   SOLE VOTING POWER
    Shares                  24,030,000
 Beneficially           --------------------------------------------------------
   Owned by             8   SHARED VOTING POWER
     Each                   -0-
   Reporting            --------------------------------------------------------
  Person with           9   SOLE DISPOSITIVE POWER
                            24,030,000
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24,030,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.1%/1/
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

-------------------------

/1/Based on 15,268,768 shares of Class A Common Stock of Echostar outstanding on November 30, 1998, together with the issuance to ASkyB (or a wholly owned subsidiary of News Corporation designated by ASkyB) of 24,030,000 shares of Class A Common Stock to be issued to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 5,970,000 shares of Class A Common Stock to be issued to MCI Telecommunications Corporation pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 53.1%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 32.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, upon issuance of the Shares, the Reporting Persons will beneficially own equity securities of EchoStar representing approximately 6.9% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                        PURSUANT TO SECTION 13(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                 IN RESPECT OF

                      ECHOSTAR COMMUNICATIONS CORPORATION

INTRODUCTORY STATEMENT
----------------------

        This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of EchoStar Communications Corporation, a Nevada corporation ("EchoStar"). EchoStar, certain of the Reporting Persons (as hereinafter defined) and MCI Telecommunications Corporation ("MCI") entered into a Purchase Agreement, dated as of November 30, 1998 (the "Purchase Agreement"), with respect to the acquisition of Class A Common Stock. The consummation of the transactions contemplated by the Purchase Agreement is conditioned upon receipt of any necessary regulatory or governmental consents, as well as other material conditions. Accordingly, the filing of this Schedule 13D shall not constitute an admission that, as of the date hereof, any of the Reporting Persons has acquired beneficial ownership of any voting securities of EchoStar.

        The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER.
        -------------------

        The title of the class of equity securities to which this statement relates is the Class A Common Stock of EchoStar. The address of the principal executive offices of EchoStar is 5701 South Santa Fe Drive, Littleton, Colorado 80120.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This statement is being filed by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), with its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035, (iii) News America Incorporated, a Delaware corporation ("NAI"), with its principal executive office located at 1211 Avenue of the Americas, New York, New York, 10036 and (iv) American Sky Broadcasting, L.L.C., a Delaware limited liability company, with an address c/o News America Publishing Incorporated, 1211 Avenue of the Americas, New York, New York 10036 ("ASkyB"). News Corporation, K. Rupert Murdoch, NAI and ASkyB are referred herein collectively as the "Reporting Persons."

         News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, books and magazines; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscription management systems; and the provision of computer information services.

         K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of NAI; Chairman and a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; and a director of British Sky

Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland.

       NAI is a holding company 100% of which is owned by News Corporation directly and through certain intermediaries. NAI is the principal subsidiary of News Corporation in the United States and whose affiliates and subsidiaries conduct a substantial portion of the United States activities of News Corporation.

       ASkyB is a limited liability company, which was formed for the purpose of developing, owning and operating a direct broadcast satellite ("DBS") television service covering the United States. NAI and ASkyB Holdings, Inc., a subsidiary of NAI, own 99% and 1%, respectively, of the interests in ASkyB.

       Approximately 30% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, K. Rupert Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities. By virtue of shares of News Corporation owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

       None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        ------------------------------------------------

        EchoStar, News Corporation, ASkyB and MCI entered into the Purchase Agreement with respect to the acquisition of 30,000,000 shares of Class A Common Stock. Pursuant to the Purchase Agreement, ASkyB (or a wholly owned subsidiary of News Corporation designated by ASkyB)/*/ shall acquire 24,030,000 shares of Class A Common Stock (the "ASkyB Shares"), and MCI (or a wholly owned subsidiary of MCI) shall acquire 5,970,000 shares of Class A Common Stock (the "MCI Shares," and together with the ASkyB Shares, the "Shares")./**/ Upon consummation of the transactions contemplated by the Purchase Agreement, the consideration for the purchase of the Shares by the Reporting Persons and MCI will be contributed to EchoStar in the form of assets related to the planned digital DBS services of ASkyB. These assets, which are owned by ASkyB, News Corporation or MCI, include certain real property located in Gilbert, Arizona, facilities, improvements and equipment thereon, and related contracts for equipment and maintenance; the Federal Communications Commission ("FCC") authorization to construct, launch and operate satellites in the DBS service operating over 28 frequency channels at the 110(degrees)

-------------------------

/*/Pursuant to Section 2(a)(i)(A) of the Purchase Agreement, ASkyB may designate a direct or indirect wholly-owned subsidiary of News Corporation to acquire the ASkyB Shares. In the event of such designation, the Reporting Persons will file an amendment to this Schedule 13D.

/**/The amount of ASkyB Shares actually issued is subject to adjustment pursuant to Section 2(a)(ii) of the Purchase Agreement. In the event of an adjustment, the Reporting Persons will file an amendment to this Schedule 13D.

West Longitude orbital location; certain FCC earth station authorizations; contracts with respect to the construction and launch of two satellites; and intellectual property related to the foregoing.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The Reporting Persons are acquiring beneficial ownership of the securities for the purpose of investment.

         Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of EchoStar or the disposition of securities of EchoStar; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EchoStar or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries; (d) any change in the Board of Directors or management of EchoStar, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of EchoStar; (e) any material change in the present capitalization or dividend policy of EchoStar; (f) any other material change in EchoStar's business or corporate structure; (g) changes in EchoStar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person; (h) a class of securities of EchoStar being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Upon consummation of the transactions contemplated by the Purchase Agreement, ASkyB (or a wholly owned subsidiary of News Corporation) will be the
direct beneficial owner of 24,030,000 shares of Class A Common Stock.   Upon
issuance, the ASkyB Shares will represent approximately 61.1% of the outstanding shares of Class A Common Stock.

         Upon issuance of the ASKyB Shares and subject to the Letter Agreement (as defined herein), the Reporting Persons will have the sole power to vote such shares of Class A Common Stock. Unless and until the Closing under the Purchase Agreement occurs and ASkyB receives the ASkyB Shares, neither ASkyB, nor any of its designees, if any, will have any power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of any Class A Common Stock.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Common Stock referred to herein for purposes of
Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         No transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceding the date hereof.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         In conjunction with the purchase of the Shares, EchoStar, ASkyB, MCI, News Corporation and Charles W. Ergen entered into a letter agreement dated as of November 30, 1998 (the "Letter Agreement"). Pursuant to the Letter Agreement, Mr. Ergen agreed to vote any shares owned by him in favor of the Purchase Agreement and the transactions contemplated thereby. Mr. Ergen also agreed not to reduce his voting power in EchoStar to 50% or less until the stockholders of EchoStar approve the Purchase Agreement and the transactions contemplated thereby. Also pursuant to the Letter Agreement, each of News Corporation and MCI agreed that,

-------------------------

/***/Based on 15,268,768 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Echostar Communications Corporation ("Echostar") outstanding on November 30, 1998, together with the issuance to American Sky Broadcasting, L.L.C. ("ASkyB") (or a wholly owned subsidiary of News Corporation designated by ASkyB) of 24,030,000 shares of Class A Common Stock to be issued to the Reporting Persons pursuant to the Purchase Agreement (as defined herein). Considering the additional 5,970,000 shares of Class A Common Stock to be issued to MCI Telecommunications Corporation pursuant to the Purchase Agreement, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 53.1%. As reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended September 30, 1998, there were outstanding 29,804,401 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 32.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, upon issuance of the Shares, the Reporting Persons will beneficially own equity securities of EchoStar representing approximately 6.9% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

for a period of five years after the closing date of the transactions contemplated by the Purchase Agreement, it will not: (i) attempt to influence voting of EchoStar securities (such as through a solicitation of proxies or election contest); (ii) participate in any way in a "group" within the meaning of section 13(d)(3) of the Exchange Act, with respect to EchoStar securities;
(iii) otherwise act to control or influence the management, Board of Directors, or affairs of EchoStar or its affiliates; (iv) deposit the securities of EchoStar in a voting trust or similar arrangement; (v) initiate, or induce another to initiate, a tender offer or shareholder proposal with respect to EchoStar or its affiliates; or (vi) enter into any negotiation or arrangement with any third party with respect to any of the above.

       Further, each of News Corporation and MCI agreed that for a period of five years it will: (i) with respect to the election of directors of EchoStar, vote in the manner recommended by the board of directors of EchoStar; and (ii) with respect to any other stockholder action, vote as recommended by the Board of Directors, or abstain from voting. The restrictions set forth in section
(ii) in the preceding sentence shall not apply to News Corporation or MCI as to actions which would discriminate against (A) the holders of Class A Common Stock vis a vis holders of any other class of EchoStar's equity securities or (B) News Corporation or MCI vis a vis any other holder of EchoStar's equity securities.

       Under Section 9(m) of the Purchase Agreement, ASkyB (or a wholly owned subsidiary of News Corporation designated by ASkyB) and MCI (or a wholly owned subsidiary) (the "Buyers") must abide by transfer restrictions relating to the Shares purchased by each of them. Under the terms of the Purchase Agreement, until all amounts due under the Satellite Contracts (as defined therein) have been paid, the Buyers may, directly or indirectly, sell, transfer or otherwise dispose of any interest in the Shares in an amount not to exceed 10% of such Shares. Subject to the foregoing, during the two-year period after the closing under the Purchase Agreement, dispositions may be made by the Buyers in an amount not to exceed for each 365-day period thereafter one-third of the Shares; provided, however, that any Shares permitted to be sold, but not sold, during the first 365-day period shall be added to the number of Shares permitted to be sold during the second 365-day period; and provided further that the Buyers, pursuant to a firm commitment underwritten public offering pursuant to an effective registration statement, may make a disposition of Shares in an amount not to exceed (x) the difference between 50% of the Shares issued to the Buyers and the number of shares disposed of by the Buyers during the first 365-day period or (y) the difference between 80% of the Shares issued to the Buyers and the number of shares disposed of by the Buyers during the first and second 365-day periods. From the date that is two years after the closing date under the Purchase Agreement, the Buyers may make dispositions freely, subject to applicable law. Notwithstanding any of the above, the Buyers have the right to transfer any of their Shares to a direct or indirect wholly-owned subsidiary of either MCI or News Corporation.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

Document                                        Exhibit No.
----------------------------------------        -----------
Purchase Agreement, dated as of November               99.1
 30, 1998, by and among American Sky
 Broadcasting, LLC, The News Corporation
 Limited, MCI Telecommunications
 Corporation and EchoStar Communications
 Corporation.

Letter Agreement, dated November 30, 1998,             99.2
 by and among Charles W. Ergen, EchoStar
 Communications Corporation, American Sky
 Broadcasting, LLC, The News Corporation
 Limited and MCI Telecommunications
 Corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 1998

                              THE NEWS CORPORATION LIMITED



                              BY: /s/ ARTHUR M. SISKIND
                                 ______________________
                              NAME: ARTHUR M. SISKIND
                              TITLE: DIRECTOR

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 1998


                                  /s/ K. RUPERT MURDOCH
                                  ____________________________________
                                  K. RUPERT MURDOCH

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 1998

                              NEWS AMERICA INCORPORATED



                              BY: /s/ NEWS AMERICA INCORPORATED
                                 ______________________________
                              NAME:
                              TITLE:

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 10, 1998

                              AMERICAN SKY BROADCASTING, LLC



                              BY: /s/ AMERICAN SKY BROADCASTING, LLC
                                  __________________________________
                              NAME:
                              TITLE: